Consolidated

Balance sheets

As at September 30, 2006 and December 31, 2005

(Expressed in United States dollars)

	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,307,783	$1,222,729
Accounts receivable	637,609	401,524
Note receivable (note 2)	6,000	82,648
Inventory	44,162	40,438
Deposits and prepaid expenses	107,550	76,146
	3,103,104	1,823,485

Note receivable (note 2)	53,893	–
Property and equipment (note 3)	423,131	670,635
Deferred development costs (note 4)	313,938	352,750
Other intangible assets (note 5)	147,446	155,445

	$4,041,512	$3,002,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$220,971	$285,786
Deferred revenue	245,329	45,011
	466,300	330,797

Convertible debt (net)(note 6)	608,501	–

	1,074,801	330,797

Shareholders’ equity
Share capital (note 7)	47,094,261	45,979,055
Warrants	1,720,489	1,502,331
Contributed surplus (note 8)	1,520,152	1,442,408
Deficit	(47,368,191)	(46,252,276)
	2,966,711	2,671,518

	$4,041,512	$3,002,315

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations and Deficit

For the periods ended September 30, 2006 and 2005

(Expressed in United States dollars)

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties, licenses and engineering fees	$262,307	$167,087	$1,219,078	$758,591
Product sales	79,380	95,350	226,547	381,634
	341,687	262,437	1,445,625	1,140,225

Cost of product sales	8,065	14,605	12,888	82,295
	333,622	247,832	1,432,737	1,057,930

EXPENSES
Marketing	270,591	256,592	698,576	754,891
Operations	35,427	53,305	105,237	150,951
Product engineering	194,244	226,433	627,074	710,807
Administration	222,094	230,812	666,600	617,514
Foreign exchange loss (gain)	(8,343)	5,902	564	3,333
Amortization	100,303	71,080	382,443	277,293
	814,316	844,124	2,480,494	2,514,789

Loss before other items	(480,694)	(596,292)	(1,047,757)	(1,456,859)

OTHER ITEMS
Interest income	23,722	11,939	55,998	40,958
Interest on convertible debt	(20,794)	–	(40,541)	–
Accretion of debt discount	(21,935)	–	(44,109)	–
Other	(5,438)	(623,278)	(7,075)	(626,484)
	(24,445)	(611,339)	(35,727)	(585,526)

Loss before taxes	(505,139)	(1,207,631)	(1,083,484)	(2,042,385)
Foreign withholding tax	(18,954)	(11,547)	(32,431)	(33,100)

Net loss for period	(524,093)	(1,219,178)	(1,115,915)	(2,075,485)

Deficit, beginning of period	(46,844,098)	$(44,557,875)	(46,252,276)	(43,701,568)

Deficit, end of period	$(47,368,191)	$(45,777,053)	$(47,368,191)	$(45,777,053)

Loss per common share (basic and diluted)	$(0.06)	$(0.14)	$(0.12)	$(0.25)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

For the periods ended September 30 2006 and 2005

(Expressed in United States dollars)

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Loss for the period	$(524,093)	$(1,219,178)	$(1,115,915)	$(2,075,485)
Items not requiring (providing) cash
Amortization	100,303	71,080	382,443	277,293
Stock based compensation	70,505	28,086	193,717	97,814
Amortization of debt discount	21,935	–	44,109	–
Impairment of assets	–	556,332	–	556,332
Changes in non-cash working capital balances (note 101)	140,530	122,567	(135,710)	(405,736)
	(190,820)	(441,113)	(631,356)	(1,549,782)

FINANCING
Issuance of common shares, net	43,820	14,664	781,782	53,713
Proceeds from convertible debt	–	–	1,000,000	–
	43,820	14,664	1,781,782	53,713

INVESTMENTS
Note receivable	(728)	–	22,755	–
Purchase of property and equipment	(2,070)	(3,191)	(26,080)	(135,432)
Purchase of deferred development costs	–	–	(39,500)	–
Purchase of other intangible assets	(6,541)	(16,953)	(22,547)	(38,806)
	(9,339)	(20,144)	(65,372)	(174,238)

Increase (decrease) in cash and cash equivalents	(156,339)	(446,593)	1,085,054	(1,670,307)

Cash and cash equivalents, beginning of period	2,464,122	2,103,829	1,222,729	3,327,543

Cash and cash equivalents, end of period	$2,307,783	$1,657,236	$2,307,783	$1,657,236

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

For the periods ended September 30, 2006 and 2005

Unaudited

 (Expressed in United States dollars)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2005. These interim financial statements should be read in conjunction with the Company’s December 31, 2005 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

The statements have been prepared by management and have not been reviewed the Company’s auditors.

2.

Note receivable:

Note receivable	$59,893
Less current portion due in 2007	6,000

Long term portion due in 2008	$53,893

3.

Property and equipment:

September 30, 2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$550,664	$536,508	$14,156
Real time systems	905,534	902,294	3,240
Furniture and fixtures	230,668	216,553	14,115
Computer equipment	1,116,586	869,039	247,547
Software and production tooling	1,632,281	1,488,208	144,073

	$4,435,733	$4,012,602	$423,131

4.

Deferred development costs:

September 30, 2006	Cost	Accumulated amortization	Net book value
Software development costs	$1,079,001	$765,063	$313,938

5.

Other intangible assets:

September 30, 2006	Cost	Accumulated amortization	Net book value
Patents and trademarks	$951,454	$805,729	$145,725
Purchased customer list	34,418	32,697	1,721
Licensing rights	428,453	428,453	–

	$1,414,325	$1,266,879	$147,446

6.

Convertible debt:

In March 2006, the Company entered into a Convertible Promissory Note Agreement and a Share Purchase Warrant Agreement (the “Agreements”) with the purchasers named therein (the “Purchasers”). The transaction closed on March 27, 2006. Pursuant to these Agreements, the Purchasers loaned $1,000,000 to the Company for a term of five years. The loan bears interest at the US prime rate and is payable quarterly.

The  Promissory Note is convertible at the option of the holder at any time and from time to time into Common Stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues common stock in an equity financing at a price less than the then conversion price, the conversion price shall be immediately adjusted to the price at which such Common Stock was issued.

Pursuant to the Share Purchase Warrant, the Company also issued Common Stock Warrants (the “Warrants”) to the Purchasers. The Warrants were exercisable from March 27, 2006 until March 27, 2011 to purchase up to 400,000 shares of common stock at an exercise price of $4.50 per share (the “Exercise Price”).

The Warrants contain provisions to adjust the Exercise Price in the event that the Company issues common stock in an equity financing at a price less than the then applicable Exercise Price, in which case the  Exercise Price shall be reduced to the price at which such common stock was issued.

If the aggregate principal amount owing under the Promissory Note is converted, the Company will issue 307,692 shares. The first payment of accrued but unpaid interest was due on June 30, 2006 and if the Promissory Note is not converted, additional payments will be due on the last day of each quarter thereafter with the final payment due on June 30, 2011.

The amounts of $435,608 contributed to the warrants calculated taking the total cash proceeds of the convertible loan on a pro-rata basis with the fair value of the warrants and the face value of the convertible loan.  The fair value of the warrants issued was calculated using the Black-Scholes pricing model using the assumptions stated below:

Risk free interest rate	5.5%
Volatility	71%
Life of the warrant	3 Years
Dividend yield	0%

The amount allocated as debt discount will be amortized over 5 years and charged to income

Face value of loan	$1,000,000
Unamortized debt discount	391,499

$608,501

7.

Share capital:

	Number of Shares	Consideration
Balance June 30, 2006	9,301,085	$47,040,909

Issued for cash on exercise of options	25,500	43,821
Reclassification from contributed surplus on exercise of stock options	–	9,531

Balance September 30, 2006	9,326,585	$47,094,261

8.

Contributed surplus:

Balance June 30, 2006	$1,459,178

Increase due to stock based compensation	70,506
Decrease due to stock options exercised	(9,532)

Balance September 30, 2006	$1,520,152

9.

Stock option plan:

During the three month period ended September 30, 2006, the Company granted 30,000 options (2005 – nil) to employees with exercise prices at   the market price of the Company’s stock on the date of grant.  For the three month period ended September 30, 2006 $13,663 (2005 – nil) of compensation cost related to options granted to directors has been recognized, and $56,842 (2005 – $64,769) of compensation cost related to options granted to employees has been recognized.    For the nine month period ended September 30, 2006 $94,391 (2005 – nil) of compensation cost related to options granted to directors has been recognized, and $99,326 (2005 – $82,922) of compensation cost related to options granted to employees has been recognized.  In 2005 an additional $18,822 has been recognized as compensation costs related to options issued to non-employees.  The compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

	Number of Shares	Exercise price per share			Weighted average exercise price
Balance June 30, 2006	933,433	$0.47	–	4.56	$1.71

Granted	30,000		–	5.16	5.16
Exercised	(26,500)	0.47	–	4.20	1.72
Cancelled	(2,233)			2.40	2.40

Balance September 30, 2006	934,700	$0.47	–	5.16	$1.82

The following table summarizes the information about stock options outstanding at September 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2006	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable at June 30, 2006	Weighted Average Exercise Price
$0.47 – 1.65	571,500	1.8	$0.96	571,500	$0.96
2.05 – 2.40	204,200	5.6	2.24	114,200	2.11
3.50 – 3.57	45,000	2.9	3.55	45,000	3.55
4.20 – 5.02	114,000	3.5	4.68	28,000	4.48
	934,700	2.9	$1.82	758,700	$1.42

10.

Supplementary cash flow information:

Changes in non-cash working capital balances	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
Accounts receivable	$(111,101)	$16,944	$(236,085)	$(447,542)
Inventory	5,730	6,098	(3,724)	59,025
Deposits and prepaid expenses	19,270	18,143	(31,404)	(44,921)
Accounts payable and accrued liabilities	19,706	75,328	(64,815)	33,257
Deferred revenue	206,925	6,054	200,318	(5,555)

	$140,530	$122,567	$(135,710)	$(405,736)

Interest received in cash	$16,693	$7,813	$49,784	$38,745

Withholding taxes paid in cash	$18,954	$11,547	$32,431	$33,100

11.

Segmented information:

For the three month period ended September 30, 2006	Audio	E-Commerce	Telephony	Total
Revenues	$288,113	$41,668	$11,906	$341,687
Interest revenue	22,587	–	1,135	23,722
Amortization	29,748	7,137	63,418	100,303
Segment loss before other items	(386,344)	(22,729)	(71,621)	(480,694)
Segment assets	3,710,645	94,306	236,561	4,041,512
Expenditures for segment property and equipment	2,070	–	–	2,070
Expenditures for segment other intangible assets	6,541	–	–	6,541

For the three month period ended September 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$204,351	$44,724	$13,362	$262,437
Interest revenue	11,389	–	550	11,939
Amortization	39,360	5,003	12,126	56,489
Segment loss before other items	(349,311)	(51,500)	(195,481)	(596,292)
Segment assets	2,773,166	128,316	448,918	3,350,400
Expenditures for segment property and equipment	216,147	7,485	–	223,632
Expenditures for segment other intangible assets	16,953	–	–	16,953

For the nine month period ended September 30, 2006	Audio	E-Commerce	Telephony	Total
Revenues	$1,292,394	$124,789	$28,442	$1,445,625
Interest revenue	52,956	–	3,042	55,998
Amortization	170,780	21,410	190,253	382,443
Segment loss before other items	(762,960)	(62,554)	(222,243)	(1,047,757)
Expenditures for segment property and equipment	25,764	316	–	26,080
Expenditures for segment other intangible assets	22,547	–	–	22,547

For the nine month period ended September 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$953,513	$145,557	$41,155	$1,140,225
Interest revenue	39,483	–	1,475	40,958
Amortization	120,925	15,008	97,587	233,520
Segment loss before other items	(648,635)	(133,072)	(675,152)	(1,456,859)
Expenditures for segment property and equipment	283,524	25,201	41,208	349,933
Expenditures for segment other intangible assets	38,806	–	–	38,806

Geographic information	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
Canada	$–	$4,240	$10,847	$10,472
United States	242,855	190,514	566,700	721,274
Asia	98,016	64,668	859,362	366,208
Europe	–	–	–	34,026
Other	816	3,015	8,716	8,245

	$341,687	$262,437	$1,445,625	$1,140,225

12. Reconciliation to United States accounting principles:

	For the three months ended Sept. 30, 2006	For the three months ended Sept. 30, 2005	For the nine months ended Sept. 30, 2006	For the nine months ended Sept. 30, 2005
Net loss for the period as reported in accordance with Canadian GAAP	$(524,093)	$(1,219,178)	$(1,115,915)	$(2,075,485)
Amortization of deferred development costs	–	–	20,217	–
Additional amortization of debt discount	(28,442)	–	(57,151)	–
Change in fair value of convertible debt conversion feature	19,001	–	38,718	–
Excess fair value of convertible debt at transaction date	–	–	(224,633)	–

Net loss under US GAAP	$(533,514)	$(1,219,178)	$(1,338,762)	$(2,075,485)

Net loss per share (basic and diluted) under US GAAP	$(0.06)	$(0.14)	$(0.15)	$(0.25)

September 30, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$3,103,104	$–	$3,103,104
Note receivable	53,893	–	53,893
Property and equipment	423,131	–	423,131
Deferred development costs	313,938	(60,653)	253,285
Intangible assets	147,446	–	147,446

	$4,041,512	$(60,653)	$3,980,859

Current liabilities	$466,300	$–	$466,300
Convertible debt	608,501	(507,242)	101,259
Conversion feature	–	750,308	750,308
Shareholder’s equity:
Common shares	47,094,261	202,058	47,296,319
Warrants	1,720,489	–	1,720,489
Contributed Surplus	1,520,152	–	1,520,152
Deficit	(47,368,191)	(505,777)	(47,873,968)

	$4,041,512	$(60,653)	$3,980,859